EXHIBIT 5


































































































February 14, 1997

CEL-SCI Corporation
66 Canal Center Plaza
Suite 510
Alexandria, Virginia  22314

This letter will constitute an opinion upon the legality of the sale by Sittona Company, B.V. ("Sittona"), of up to 751,678 shares of Common Stock, all as referred to in the Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, the shares of Common Stock to be sold by Sittona have been lawfully issued and such shares are fully paid and non-assessable shares of the Company's Common Stock.

Very truly yours,
HART & TRINEN
William T. Hart